IT'S SKINNY, INC.

Reviewed Financial Statements
December 31, 2022 and 2021

Mangold Anker Phillips, PLLC
4201 Bee Cave Road
Building A, Suite 200
Austin, TX 78746

CONTENTS



MANGOLD
ANKER
PHILLIPS
Advisors | Consultants | CPAs

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
It's Skinny, Inc.
Austin, Texas

We have reviewed the accompanying financial statements of It's Skinny, Inc. (a Delaware corporation), which are comprised of the balance sheets as of December 31, 2022 and 2021, the related statements of income and expense, statements of changes in stockholders' equity (deficit) and statements of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of It's Skinny, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.



Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 12, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Supplementary Information

The supplementary information included in the Schedules of Cost of Sales, and Schedules of General and Administrative Expenses is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

Mangold Anker Phillips, PLLC

Mangold Anker Phillips, PLLC

Austin, TX

June 29, 2023

It's Skinny, Inc.
Balance Sheets
As of December 31, 2022 and 2021

ASSETS

	2022	2021
Current Assets		
Cash and cash equivalents	$ 1,201,649	$ 8,608
Accounts receivable (Note 2)	667,399	277,338
Inventory	1,142,779	309,574
Other current assets	6,080	22,884
Prepaid expenses	81,878	4,999
Total Current Assets	**3,099,785**	**623,403**
Property and Equipment		
Office furniture	14,707	14,707
Less accumulated depreciation	(6,220)	(3,455)
Total Property and Equipment	**8,487**	**11,252**
Other Assets		
Deferred tax asset (Note 3)	850,345	301,258
Total Other Assets	**850,345**	**301,258**
Total Assets	**$ 3,958,617**	**$ 935,913**

It's Skinny, Inc.
Balance Sheets
As of December 31, 2022 and 2021

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	2022	2021
Liabilities		
Current Liabilities		
Accounts payable	$ 535,595	$ 367,261
Accrued expenses	235,038	120,171
Notes payable (Notes 4, 5, and 6)	1,000,000	471,571
Line of credit (Note 7 and 8)	707,028	290,100
Total Current Liabilities	**2,477,661**	**1,249,103**
Total Liabilities	**2,477,661**	**1,249,103**
Stockholders' Equity		
Capital stock, 196,000 shares authorized (Note 10)		
Preferred Stock, $0.01 par value, 46,000 shares authorized, 42,554 issued and outstanding.	426	550
Common Stock, $0.01 par value, 150,000 shares authorized, 113,913 shares issued and 89,863 shares outstanding.	899	450
Additional paid-in capital (Note 10)	5,731,426	1,942,263
Retained earnings	(4,239,770)	(2,244,428)
Treasury stock, retired, 24,050 shares authorized and unissued, at cost (24,050 shares at $0.50 each) (Note 10)	(12,025)	(12,025)
Total Stockholders' Equity (Deficit)	**1,480,956**	**(313,190)**
Total Liabilities and Stockholders' Equity (Deficit)	**$ 3,958,617**	**$ 935,913**

It's Skinny, Inc.
Statements of Income and Expense
As of December 31, 2022 and 2021

		2022			2021	
Net Sales	$	**4,277,597**	100%	$	**2,164,951**	100%
Cost of sales		3,578,172	83.60		1,579,480	72.90
Gross Profit		**699,425**	**16.35**		**585,471**	**27.04**
Operating Expenses						
Advertising and marketing		1,583,163	37.01		469,531	21.69
Payroll and benefits		491,064	11.48		146,677	6.78
Warehousing and fulfillment fees		5,469	0.13		761,785	35.19
Professional fees		730,638	17.08		242,973	11.22
General and administrative		273,974	6.40		284,885	13.16
Travel and meals		103,684	2.42		11,225	0.52
Total Operating Expenses		**3,187,992**	74.53		1,917,076	88.55
Loss from Operations Before Taxes and Other Expenses		**(2,488,567)**	**-58.18**		**(1,331,605)**	**-61.51**
Other Expenses						
Depreciation expense		2,765	0.06		2,767	0.13
Bad debts		0	0		3,352	0.15
Interest expense		53,097	1.24		29,041	1.34
Total Other Expenses		**55,862**	1.30		35,160	1.62
Net Loss before Tax		**(2,544,429)**	**-59.48**		**(1,366,765)**	**-63.13**
Deferred federal income tax benefit		549,087	12.84		101,064	4.67
Net Loss	$	**(1,995,342)**	**-46.65%**	$	**(1,265,701)**	**-58.46%**

It's Skinny, Inc.
Statements of Changes in Stockholders' Equity (Deficit)
As of December 31, 2022 and 2021

	Preferred Stock	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity (Deficit)
Balance on January 1, 2021	$ 550	$ 450	$ 1,878,225	$ (971,435)	$ (8,000)	$ 899,790
Paid-in capital			64,038			64,038
Net loss				(1,265,701)		(1,265,701)
Treasury stock purchase					(4,025)	(4,025)
Preferred dividends paid				(7,292)		(7,292)
Balance on December 31, 2021	$ 550	$ 450	$ 1,942,263	$ (2,244,428)	$ (12,025)	$ (313,190)
Preferred stock	(124)					(124)
Common stock		449				449
Paid-in capital			3,789,163			3,789,163
Net loss				(1,995,342)		(1,995,342)
Balance on December 31, 2022	$ 426	$ 899	$ 5,731,426	$ (4,239,770)	$ (12,025)	$ 1,480,956

It's Skinny, Inc.
Statements of Cash Flows
As of December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities		
Net Loss	$ (1,995,342)	$ (1,265,701)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	2,765	2,767
(Increase) Decrease in:		
Accounts receivable	(390,061)	(256,020)
Prepaid expenses	(76,878)	(5,000)
Inventory	(833,205)	325,678
Loan receivable	0	200,000
Deposits / other current assets	16,804	(9,539)
Other assets	(549,087)	(101,064)
Increase (Decrease) in:		
Accounts payable	230,191	27,718
Accrued expenses	53,009	18,460
Notes payable	1,235,457	471,571
Line of credit	(290,100)	290,100
Net cash provided (used in) operating activities	**(2,596,447)**	**(301,030)**
Cash flows from financing activities:		
Contributions to additional paid-in capital	3,789,163	64,038
Issuance of stock	325	0
Treasury stock repurchases	0	(4,025)
Dividends to stockholders	0	(7,292)
Net cash provided by (used in) financing activities	**3,789,488**	**52,721**
Net increase in cash and cash equivalents	**1,193,041**	**(248,309)**
Beginning cash and equivalents	8,608	256,917
Cash and cash equivalents, end of year	**$ 1,201,649**	**$ 8,608**
Supplemental cash flow information		
Interest paid	$ 53,097	29,041
Income taxes paid	$ -	$ -

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
It's Skinny, Inc. was originally established under the name SP Global, Inc. as a Texas Limited Liability Company in January 2020 before converting to a Texas C Corporation in September 2020. On May 19, 2022 SP Global, Inc. converted to a Delaware corporation. The name of the Company post conversion as set forth in the Certificate of Incorporation was changed to It's Skinny, Inc. The Company is located in Austin, Texas and sells pasta alternative products under the brand name, It's Skinny. The business maintains wholesale accounts and sells directly to consumers through a variety of online channels.

Basis of Accounting
The financial statements are prepared on an accrual basis, which recognizes all revenue as gross income when earned, and cost of revenues and operating expenses as deductions from gross income when incurred, in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications of 2021 Financial Statements
Certain classifications have been made to the 2021 financial statements in order to conform to current year presentation.

Cash and Cash Equivalents
The Company presents its statement of cash flows using the indirect method. For the purposes of reporting cash flows, cash and cash equivalents consist of cash on hand and demand deposits held by financial institutions, and equivalent securities with a maturity of three months or less. The Company considers all short-term debt for securities purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Accounts receivable are uncollateralized customer obligations due under normal trade terms, typically requiring payment within 30 days from the invoice date.

Accounts receivable are charged to bad debt expense when they are determined to be uncollectible based upon a periodic review of the accounts by management. Accounting principles generally accepted in the United State of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Revenue Recognition
The Company receives revenues from the sale of products. Sales revenue is recognized when the products are shipped and the price is fixed or determinable, no other significant obligations of the Company exist and collectability is reasonably assured.

Concentrations of Credit Risk
The Company's financial instruments that are exposed to concentration of credit risk consist primarily of its cash equivalents and accounts receivable. The Company maintains its cash balances in various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2022 and 2021, the Company had cash balances of $831,575 and $0 respectively, in excess of the FDIC insured limits.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued)

The receivable balances are dispersed among a large customer base and geographic area, thus limiting the concentration of credit risk. Amazon represents more than 50% of the Company's revenue, thus potential disruption of this distribution stream presents a risk to the Company.

Fair Value of Financial Instruments
The Company's financial instruments are cash, accounts receivable, and accounts payable. The recorded values of cash, accounts receivable, and accounts payable approximate fair values based on their short-term nature.

Inventory
Inventory is stated at the lower of cost or market on a first-in, first-out method.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided principally on the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Office furniture and equipment	7 years
Computers and equipment	5 years
Machinery and equipment	7 years
Trucks and automobiles	5 years
Leasehold improvements	39 years

For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified accelerated cost recovery system. Expenses for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenses for repairs and maintenance are charged to expense as incurred.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences in asset and liability bases relate to the use of the cash method for tax reporting purposes and to depreciable assets (use of different depreciation methods and lives for financial statements and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred tax assets are also recognized for operating losses, contribution carryforwards and tax credits that are available to offset future taxable income. Valuation allowances are provided for deferred tax assets based on management's projection of the sufficiency of future taxable income to realize the assets.

The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Therefore, the Company has no reserves for uncertain tax positions. Tax years 2020 through 2021 remain subject to examination by the Internal Revenue Service.

Penalties and interest assessed by income taxing authorities would be included in operating expenses.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued)

Advertising
The Company expenses advertising costs as incurred. Advertising costs were $1,583,163 in 2022 and $469,531 in 2021.

Bad Debt Expense
The Company uses the direct write-off method to recognize bad debt expense. Bad debt expense was $0 in 2022 and $3,352 in 2021.

Compensated Absences
No provision for compensated absences has been made because the Company maintains a policy of using all compensated absences prior to year end; no carry over is provided.

Presentation of Certain Taxes
The Company collects various taxes from customers and remits these amounts to applicable taxing authorities. The Company's accounting policy is to exclude these taxes from revenues and cost of sales.

Subsequent Events
Management has evaluated all subsequent events for disclosure and/or recognition through June 29, 2023, the date of the Independent Accountant's Review Report, which is the date the financial statements were available to be issued. There were no subsequent events requiring adjustment to the financial statements or disclosures as stated herein other than the following:

- On January 27, 2023 the Company's Board of Directors approved an equity incentive plan. This Board approval increased the number of shares of Common stock authorized to 166,000 shares and reserved 15,087 shares of Common stock for issuance under the equity incentive plan. A 409A valuation is expected to be completed in mid-2023 to set the value of the option strike price for shares under this plan. The equity incentive plan is expected to go into effect in the 3rd quarter of 2023.

- The Company received additional equity funding in the form of Simple Agreements for Future Equity (SAFE) agreements. They received $100,000 in additional funding on April 3, 2023.

- The company had a board member resign on May 23, 2023. The board will be meeting to elect a new board member in 2023.

- The Company is planning on undertaking a Regulation Crowdfunding (Reg CF) offering in the 3rd quarter of 2023. Reg CF offerings provide companies an exemption from registration requirements for securities-based crowdfunding, allowing companies to offer and sell securities to both accredited and non-accredited investors. The Company anticipates raising $1,000,000 in capital related to this offering.

- On June 9, 2023 the Company signed an amendment to the Decathlon revenue loan agreement (see Note 8). This amendment stipulates monthly EBITDA requirements beginning in January, 2024, that if not met will cause a financing cure of and additional .01 being added to the applicable minimum interest multiple. Any amounts calculated as a financing cure will be added to the amount due and will be payable at the end of the loan term.

NOTE 2 - ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31, 2022 and 2021:

	2022	2021
Current	$ 625,145	$ 242,926
Over 30 days	42,254	34,412
	$ 667,399	$ 277,338

NOTE 3 - INCOME TAXES
The provision for federal income tax is comprised of the following elements:

	2022	2021
Current tax expense	$ -	$ -
Deferred tax expense	(549,087)	(101,064)
Provision for income tax	$ (549,087)	$ (101,064)
Deferred income taxes - federal		
Gross deferred tax asset (tax rate - 21%)	$ 850,345	$ 301,258
Gross deferred tax liability	-	-
Net deferred tax asset (liability) - federal	$ 850,345	$ 301,258

The benefit from and provision for income taxes differs from the amount computed by applying the statutory federal income tax rate of 21% to the effect of net operating loss carryforward, depreciation, state taxes, nondeductible items, and impacts of the Tax Cuts and Jobs Act on the existing deferred income tax balances.

The Company had a net operating loss carryforward at December 31, 2022 of $2,587,009 and of $1,448,357 at December 31, 2021. The NOL may be carried forward indefinitely and used to offset future taxable income.

NOTE 4 - NOTE PAYABLE - SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE Agreements)
The Company entered into a series of SAFE Agreements with third parties. The SAFE Agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity of the Company during a qualified financing or change of control event. Each agreement was subject to a valuation cap. The valuation caps of the agreements in place at December 31, 2022 and December 31, 2021 were $20,000,000 and $8,000,000, respectively.

On May 19, 2022 the SAFE agreements totaling $747,500 were converted to Series A Preferred stock, as per the purchase agreements. There were 8,384 shares of Preferred stock issued related to this conversion.

On November 10, 2022 a SAFE agreement of $1,000,000 was entered into with Draper Associates Investments, LLC. This agreement is subject to a valuation cap of $20,000,000.

The balance of the SAFE notes payable was $1,000,000 and $275,000 at December 31, 2022 and 2021, respectively.

NOTE 5 - NOTE PAYABLE - OUIBY, INC.
The Company had a promissory note with Ouiby, Inc. dba Kickfurther, an inventory funding company for $177,760. The note had an effective interest rate of 7.32%, and was secured by inventory. The balance due was $0 and $177,760 at December 31, 2022 and 2021, respectively.

NOTE 6 - NOTE PAYABLE - LEEREEDY, INC.
The Company had an unsecured note payable with LeeReedy, Inc. The loan had an interest rate of 0%. The balance due at December 31, 2022 and 2021 was $0 and $18,811, respectively.

NOTE 7 - LINE OF CREDIT - CIRCLE UP CREDIT ADVISORS, LLC

The Company had a revolving line of credit with Circle Up Credit Advisors, LLC for up to $300,000 that was paid in full and closed on July 22, 2022. The interest rate was adjustable and payable monthly. The line of credit was personally guaranteed by one of the stockholders. The interest rate was approximately 9.0% and the balance due was $0 and $290,100 at December 31, 2022 and 2021, respectively.

NOTE 8 - LINE OF CREDIT - DECATHLON ALPHA V, L.P.

The Company entered into a revenue loan agreement with Decathlon Alpha, L.P. in 2022, with an advance maximum of $2,000,000. The loan is secured per a collateral agreement and Decathlon has a first priority lien on the business. Repayment of the loan is based on a percentage of revenue, beginning with payments equaling 3.25% of the Company's revenue for the prior month. This applicable revenue percentage increases annually, beginning January 1, 2024, with an ending rate of 5.75% by March 15, 2027 when the loan matures. The maximum loan of $2,000,000 will be advanced by October 2023. Minimum interest rates associated with the loan begin at .25 times the amount advanced and increase over the term of the loan to 1.00 times the amount advanced at maturity. At maturity $2,000,000 principal and $2,000,000 of interest is estimated to be paid to Decathlon over the term of the loan, for a total estimated cash outlay of $4,000,000 at March 15, 2027. The balance of the loan was $707,028 at December 31, 2022.

NOTE 9 - FUTURE NOTES PAYABLE PAYMENTS

Estimated maturities of notes payable are as follows:

Year Ending December 31,		
2023	$	1,347,666
2024		359,362
2025		-
2026		-
2027		-
Thereafter		-
Total	$	1,707,028

NOTE 10 - COMMON STOCK

At the date of initial incorporation in Texas, the Company authorized the issuance of 1,000,000 shares of two classes of stock. There were 500,000 shares of Class A Common stock, $.01 par value, and 500,000 shares of Class B Preferred stock, $.01 par value authorized. The total number of Class A Common shares and Class B Preferred shares issued were 45,000 and 55,000 respectively. The Class B Preferred stock was subject to a 7.25% preferred return on the capital contribution to the Company made by holders of Class B Preferred stock. Holders of Class B Preferred stock had a priority right to receive all Company distributions of net profits.

On October 1, 2020 the Company entered into a stock repurchase agreement whereby 16,000 shares of Class A Common stock were repurchased at $.50 a share. Treasury stock was recorded in the amount of $8,000.

On March 1, 2021 the Company entered into a stock repurchase agreement whereby 8,050 shares of Class A Common stock were repurchased at $.50 a share. Treasury stock was recorded in the amount of $4,025.

As of December 31, 2021, 500,000 shares of Class A Common and 500,000 shares of Class B Preferred stock were authorized, 63,931 shares of Class A Common and 55,000 shares of Class B Preferred stock were issued, 39,881 shares of Class A Common and 55,000 shares of Class B Preferred stock were outstanding. There were 24,050 shares authorized and unissued of Class A Common stock in treasury; additional paid-in-capital consisted of $1,942,263.

NOTE 10 - COMMON STOCK, (Continued)

On May 19, 2022 the Company converted to a Delaware Corporation, at which time the number of authorized shares were amended to 46,000 shares of Series A Preferred Stock and 150,000 shares of Common stock authorized. At the conversion to a Delaware Corporation, the SAFE agreements outstanding were converted to 8,384 shares of Preferred stock, and the existing 55,000 shares of Preferred stock were converted to Common stock, less a forfeiture of 5,018 shares.

As of December 31, 2022, 150,000 shares of Common stock and 46,000 shares of Preferred stock were authorized; 113,913 shares of Common and 42,554 shares of Series A Preferred stock were outstanding. There were 24,050 shares authorized and unissued of Common stock in treasury; additional paid-in-capital consisted of $5,731,426.

NOTE 11 - COMMITMENTS AND CONTINGENT LIABILITIES
The Company is involved in legal actions arising in the ordinary course of business. In the opinion of management, the Company has adequate legal defense or insurance coverage with respect to each of these actions and does not believe that they will materially affect the Company's results of operations or financial position.

The Company has a verbal agreement with their warehousing vendors that if a situation arises whereupon the vendors are not paid by the Company, the warehousing vendors may liquidate any held inventory to pay the outstanding bills. The Company is current on all warehousing vendor payments and it is the opinion of management that there is adequate cash flow with respect to these vendor bills.

NOTE 12 - GOING CONCERN CONSIDERATION
As shown in the accompanying financial statements, the Company incurred a net loss before tax of $2,544,429 and $1,366,765 during the years ended December 31, 2022 and 2021, respectively.   As of December 31, 2021, the Company's current liabilities exceeded its current assets by $625,700, and its total liabilities exceeded its total assets by $313,190. While that situation is marginally better at December 31, 2022, that is largely due to an increase in inventory and SAFE agreement financing at the end of the year. The Company's cash flow is down relative to sales and is negative, and while sales increased by 100% year over year, gross profit margin fell from 27% to 16% from December 31, 2021 to December 31, 2022.   Those factors, as well as the uncertain conditions that the Company faces regarding producing revenues and/or obtaining financing, create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might be necessary if the Company not be able to continue as a going concern.

NOTE 13 -RELATED PARTY TRANSACTIONS
The Company had certain related party transactions with SP Global True Foods. SP Global True Foods owned 49,982 shares of Common stock at December 31, 2022 and had a 7.25% preference on 55,000 shares of Class B Preferred stock in the Company at December 31, 2021.

SUPPLEMENTARY SCHEDULES

It's Skinny, Inc.
Schedules of Cost of Sales
For the Years Ended December 31, 2022 and 2021

	2022	%	2021	%
Cost of Sales				
Contractor expense	$ 287,698	6.70	251,887	11.60
Inventory adjustments	61,740	1.40	33,926	1.60
Inventory damages	0	-	3,004	0.10
Product costs	1,437,193	33.60	832,115	38.40
Product giveaways	0	-	975	-
Product samples	0	-	4,637	0.20
Procurement Costs	0	-	434,108	20.10
Shipping expense	0	-	15,106	0.70
Trucking adjustments	0	-	3,722	0.20
Warehousing & Fulfillment	1,791,541	41.90	0	-
Total Cost of Sales	$ 3,578,172	83.60	$ 1,579,480	72.90

It's Skinny, Inc.
Schedules of General and Administrative Expenses
For the Years Ended December 31, 2022 and 2021

	2022	%	2021	%
General and Administrative Expenses				
Bank fees	19,516	0.46	$ 8,495	0.39
Broker expense	0	-	58,292	2.69
Consulting expense	15,604	0.36	119,652	5.53
Contributions	1,500	0.04	1,939	0.09
Corporate expenses				
Rent	51,107	1.19	28,549	1.32
Phone	1,578	0.04	2,168	0.10
Postage / packaging / delivery	67,213	1.57	407	0.02
Gas / parking / tolls	818	0.02	2,772	0.13
Dues and subscriptions	0	-	2,802	0.13
Office supplies	23,870	0.56	13,635	0.63
Insurance	28,537	0.67	24,050	1.11
Taxes / licenses / fees	5,595	0.13	2,451	0.11
Internet / web / email / hosting	3,283	0.08	7,756	0.36
Software subscription / technology expense	27,065	0.63	6,982	0.32
Research / development	13,219	0.31	1,164	0.05
Miscellaneous	0	-	3,260	0.15
Payroll processing fees	3,100	0.07	511	0.02
Reimbursable Expenses	11,969	0.55	0	-
Total General and Administrative Expenses	$ 273,974	6.39	$ 284,885	13.15